August 8, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:      Irene Paik

Re:	Compugen Ltd. Registration Statement on Form F-3 Filed August 5, 2019 File No. 333-233001 Acceleration Request Requested Date: August 12, 2019 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-233001), as amended (the “Registration Statement”), to become effective on August 12, 2019, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes Daniel Goldberg of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Daniel Goldberg of Cooley LLP at (212) 479-6722.

Very truly yours, Compugen Ltd. By: /s/ Ari Krashin Ari Krashin Chief Financial and Operating Officer

cc:	Donna Gershowitz, Compugen Ltd. Daniel Goldberg, Cooley LLP Malin Delling, Cooley LLP Elizabeth Schauber, Cooley LLP